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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending January 31, 2003

CAMBIOR INC.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on January 13, 2003, reporting Cambior's 2002 production and targets for 2003 and updating its revenue protection program;

2.
Press release issued by Cambior Inc. on January 23, 2003, announcing the discovery of a new gold structure on the La Grande Sud project;

3.
Press release issued by Cambior Inc. on January 29, 2003 announcing the conclusion of an agreement for the Gémini-Turgeon project; and

4.
Press release issued by Cambior Inc. on January 30, 2003, announcing the construction release on the Rosebel gold project.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 13, 2003
 All amounts are expressed in US dollars
(unaudited)

CAMBIOR REPORTS ITS 2002 PRODUCTION AND TARGETS FOR 2003 AND UPDATES ITS REVENUE PROTECTION PROGRAM

Cambior Inc. reports gold production of 568,900 ounces for the year 2002 and a 32% reduction of its revenue protection program.

Production Results

For the year 2002, Cambior produced 568,900 ounces of gold, compared to 614,900 ounces of gold in 2001. For the fourth quarter of 2002, gold production totalled 133,000 ounces compared to 160,700 ounces for the corresponding quarter in 2001. The decrease in gold production is mainly due to lower production at the Omai mine, as scheduled in the mining plan.

Production at the Omai mine for 2002 was 319,600 ounces of gold, surpassing the original 2002 mine plan by 34,100 ounces of gold. This excellent performance is mainly due to a higher grade milled, resulting from improvement over mineral reserves. For the fourth quarter of 2002, gold production totalled 74,000 ounces compared to 91,100 ounces for the corresponding quarter of 2001. The production target for 2003 is 273,000 ounces of gold at an estimated mine operating cost of $216 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production anticipated for 2003 is caused by a lower tonnage milled of 5,907,000 tonnes of ore due to depletion of all sources of saprolite and alluvial (soft rock) in the second quarter. Since the low-grade soft rock stockpiles will supply only 3% of the mill feed, the milled grade will improve to 1.56 g Au/t, reflecting the direct feed grade from the Fennell Pit. Mined tonnage will be reduced to 8.3 million tonnes compared to 17.3 million tonnes in 2002. Sustaining capital will be nil for the remainder of the mine life.

For 2002, the Doyon Division produced 216,200 ounces of gold compared to 228,700 ounces produced in 2001. For the fourth quarter, production totalled 50,900 ounces compared to 62,000 ounces produced in the corresponding quarter of 2001. The decrease in production is due to a 10% lower mill throughput in the last four months of the year due to a relatively harder mix of ore; also, the grade from the underground mines was slightly lower. However, the Company has discovered higher-grade mineralized zones between levels 12 and 14 in the extensions of lenses identified on higher levels, including Zone "J". The drilling program continues at depth in order to evaluate the economic potential of these new zones. Nearly 100,000 metres of exploration and development drilling is scheduled at the Doyon Division in 2003. The 2003 production target will be maintained at 218,000 ounces of gold at an estimated mine operating cost of $241 per ounce. The higher operating costs are related to additional development for stope preparation. Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and the development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for the raising of the dikes at the Doyon tailings pond.

Cambior's share of production from the Sleeping Giant mine in 2002 amounted to 33,100 ounces of gold compared to 31,900 ounces in 2001. For the fourth quarter, Cambior's share of production from the mine totalled 8,100 ounces compared to 7,600 ounces for the same period last year. The increase in production is due to higher grade in Zone 8. Cambior's share of the targeted production for 2003 is 31,000 ounces of gold at an estimated mine operating cost of $230 per ounce. A 56,200-metre exploration and drilling program is scheduled in 2003 on the extensions at depth of the mineralized zones and in other high potential sectors of the mine in order to extend mineral reserves and resources. A shaft-deepening program is currently being evaluated at the mine to access mineral resources at depth; it is expected that a feasibility study will be completed during the first quarter of 2003. Cambior's share of capital expenditures for 2003, excluding the mine deepening program, is estimated at $2 million.

The Niobec division maintained a strong performance during 2002 with total sales reaching $23.5 million compared to $18.7 million in 2001. The Company anticipates a similar performance in 2003. Cambior's share of capital expenditures for 2003 is estimated at $1.9 million mainly for deferred development, improvement projects and for the construction of a new tailings pond.

GOLD MARKET AND REVENUE PROTECTION PROGRAM

Gold Market

The fourth quarter of 2002 saw a major improvement in the price of gold with a closing price of $343 per ounce, an increase of $66 per ounce compared to the closing price on December 31, 2001 and $19 per ounce since the end of the third quarter. This improvement is due to several factors, including the weakness of the US dollar, the erosion of investor confidence following the financial and accounting problems, the geopolitical tensions in Venezuela and North Korea, and the potential conflict between Iraq and the United States. For 2002, the average price of gold was $310 per ounce, the highest average price since 1997.

Revenue Protection Program

32% reduction in the gold hedging program

Because of the decrease in the required hedges negotiated with the lenders in 2002 and the Company's positive outlook for the market of gold, Cambior reduced its hedging commitments by 32% or 600,000 ounces in 2002, by the delivery of gold production against the existing hedging positions, the restructuring of certain obligations and the repurchase of positions. In order to secure necessary net cash flow from operations to meet its financial obligations, the Company maintains a Revenue Protection Program for its gold operations.

As at December 31, 2002, the Company had total commitments of 1.3 million ounces at an average price of $301 per ounce, including 114,000 ounces of call options sold at an average price of $301 per ounce. The Company expects to reduce these commitments to 0.8 million ounces by the end of 2003, corresponding to the minimum level of hedging required by the lenders under the proposed new credit facility.

As at December 31, 2002, the price of gold per ounce was $19 higher than it was on September 30, 2002, resulting in an estimated negative adjustment of $1.8 million to the mark-to-market value for the non-hedge derivative instruments, comprised of call options and swaps of the gold lease rate in the fourth quarter. This charge will have no impact on cash flow and these charges, positive or negative, will cease as these non-hedge derivative positions expire. In order to avoid the non-cash adjustments in the future, the Company has decided to abandon the use of these optional instruments and the mark-to-market value of these positions will become nil and have no further impact on the Company's earnings subsequent to 2004.

Rosebel Gold Project

In December 2002, the Government of Suriname, through its Ministry of Natural Resources, approved the Feasibility Study and the Environmental Impact Assessment and issued the Right of Exploitation and all other land use permits required for the construction and operation of the Rosebel project to Rosebel Gold Mines N.V., a wholly-owned subsidiary of Cambior. Subsequently, the National Assembly of Suriname approved the amendment to the 1994 Mineral Agreement, which eliminated the participation options held by the Government in the project in exchange for a 5%-carried equity, and authorized the capital structure of the operating company. During the fourth quarter of 2002, the Company upgraded the access road for the heavy loads during construction, installed the management information and communication systems, expanded the exploration camp into a temporary construction camp, cleared the land for the permanent camp, built roads to the plant and mill sites, surveyed the final route for the transmission line, advanced detailed engineering and completed condemnation and geotechnical drilling for the tailings pond, initial waste dumps and other plant facilities and tenders for all equipment. The Company expects to complete the financing documentation and obtain the political risk insurance over the next few weeks.

The Company is looking forward to bringing the Rosebel Project into commercial production during the first quarter of 2004. It is estimated that Rosebel will produce 270,000 ounces of gold in its first year of operation at a mine operating cost of $157 per ounce, boosting Cambior's gold production to over 700,000 ounces of gold in 2004.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are satisfied with the good performance of our operations in 2002. The Omai mine surpassed its original 2002 production target by 12%. Our gold production target for 2003 is estimated at 522,000 ounces at a mine operating cost of $227 per ounce, including a non-cash charge of $9 per ounce for deferred stripping capitalized in prior years. The decrease in budgeted production is the result of a planned reduction at the Omai mine following depletion of soft ore feed to the mill and reduced mill throughput. This year, we will concentrate our efforts on the development of the Rosebel gold project, which should allow us to maintain a significant level of production in the Guiana Shield for years to come. The construction and development of the Rosebel gold project, at a capital cost of $95 million, will officially begin shortly once documentation for financing and political risk insurance is finalized. Including the capital cost for the construction of the Rosebel Project, the total capital expenditures for 2003 are estimated at $100 million. We remain focused on reducing our gold hedging commitments to benefit from the improving gold market and on developing our asset base to provide our shareholders with improving returns and increase net asset value per share."

The fourth quarter results and year-end audited financial results are scheduled for release on or about February 11, 2003.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding future production targets, mine operating costs, capital expenditures (including those of the Rosebel Project), work programs, hedging commitments and the value of non-hedge derivative instruments, the obtaining of political risk insurance for the Rosebel Project and the completion of the documents for the new credit facility. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release, namely those regarding the obtaining of the political risk insurance for the Rosebel Project and the closing of the new credit facility, will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-01

TABLE 1

CAMBIOR PRODUCTION
(unaudited)

	Fourth Quarter		Full Year		Target
(Cambior's share)	2002	2001	2002	2001	2003

GOLD
Omai
Production (ounces)	74,000	91,100	319,600	354,300	273,000
Tonnage milled (t)	1,936,300	2,013,200	7,727,300	7,902,600	5,907,000
Grade milled (g Au/t)	1.33	1.52	1.40	1.50	1.56
Recovery (%)	89.6	92.7	91.6	92.7	92.9
Doyon(1)
Production (ounces)	50,900	62,000	216,200	228,700	218,000
Tonnage milled (t)	306,800	334,700	1,286,600	1,338,700	1,312,700
Grade milled (g Au/t)	5.4	6.0	5.5	5.6	5.4
Recovery (%)	96.1	96.0	95.5	95.6	95.6
Sleeping Giant (50%)
Production (ounces)	8,100	7,600	33,100	31,900	31,000
Tonnage milled (t)	24,100	27,200	101,400	107,000	80,700
Grade milled (g Au/t)	10.8	9.0	10.5	9.6	12.1
Recovery (%)	97.0	96.2	97.0	96.7	97.2
Total production (ounces of gold)	133,000	160,700	568,900	614,900	522,000

NIOBIUM Sales of Nb (in millions of $) (unaudited)
Niobec (50%)	$6.4	$4.8	$23.5	$18.7	n/a

(1)
Includes the Doyon and Mouska mines.

TABLE 2
REVENUE PROTECTION PROGRAM AS OF DECEMBER 31, 2002 (unaudited)

Gold sales and deliveries

The Company's gold sales and delivery commitments, with the financial counter-parties, as at December 31, 2002 are as follows:

		2003	2004	2005	2006	2007	Total
FORWARDS(1)
Quantity	(000 oz)	420	255	155	130	56	1,016
Average price	($/oz)	302	309	317	326	350	312
PREPAID GOLD FORWARDS
Quantity	(000 oz)	52	52	52	—	—	156
Price	($/oz)	235	235	235	—	—	235

MINIMUM DELIVERY OBLIGATIONS(2)
Quantity	(000 oz)	472	307	207	130	56	1,172
Average price	($/oz)	295	296	296	326	350	302
CALL OPTIONS(3)
Quantity	(000 oz)	10	104	—	—	—	114
Average price	($/oz)	300	301	—	—	—	301

TOTAL DELIVERY COMMITMENTS(4)
Quantity	(000 oz)	482	411	207	130	56	1,286
Average price	($/oz)	295	297	296	326	350	301

(1)
Certain fixed forward positions, totalling 0.58 million ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating rate and the counter-parties pay a fixed rate of 1.25%.

(2)
The minimum delivery obligations include all forward contracts and the prepaid gold forward contracts.

(3)
The strike prices range from $300.00 to $310.50 per ounce for an average price of $301 per ounce. The Company's contingent delivery obligations under such contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

  The Company's quarterly contingent delivery obligations under the call options are as follows:

(in 000 ounces)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	TOTAL

2003	—	—	10.5	—	10.5

2004	19.5	27.5	23.0	33.5	103.5

(4)
The total delivery commitments include all the forward contracts, prepaid gold forward sales and call option contracts.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 23, 2003

DISCOVERY OF A NEW GOLD STRUCTURE ON THE LA GRANDE SUD PROJECT

Cambior Inc., joint-venture partner with Virginia Gold Mines Inc. on the La Grande Sud property located in the James Bay region of Quebec, is pleased to announce the final results of a drilling program completed on the property. These results are from a 1,700-meter, 4-hole, diamond drilling program carried out during the fourth quarter of 2002. The objective of the program was to investigate the extension of the gold-bearing corridor containing Zone 32 (inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by Virginia Gold Mines on March 11, 1999) and the northern part of the Zone 30 gold-bearing corridor.

The first three drill holes were carried out in the area east of Zone 32. On a large grid, the holes targeted the extension of an interval containing 4.4 g Au/t over 7.4 m obtained by drill hole LGS02-198 in September 2002 (press release dated November 6, 2002). Of the holes drilled, hole LGS01-175ext (extension of an old hole) returned the most interesting results. This drill hole intersected intervals containing 16.7 g Au/t over 1.5 m and 12.9 g Au/t over 3.0 m associated with quartz veins of centimeter to decimeter thicknesses and containing tourmaline, pyrite and chalcopyrite. The mineralized system is present over a 10-meter length and corresponds to a new gold structure located outside the Zone 32 corridor in the basaltic lava sequence close to the contact with the southern edge of the La Grande Sud Tonalite. The area is affected by a corridor of intense deformation, largely unrecognized and unexplored. With regards to the eastern extension of the gold-bearing corridor containing Zone 32, none of the three drillholes intersected very significant grades except for an interval of 5.9 g Au/t over 1.3 m. The gold-bearing system of Zone 32 remains open at depth.

The last drill hole targeted the northern part of the Zone 30 gold-bearing corridor. This drill hole (LGS02-207) intersected an interval containing 35.7 g Au/t over 0.5 m (estimated true thickness) located in the La Grande Sud Tonalite and in the extension at depth of the 8.7 g Au/t over 4.6 m intersection (drill hole LGS02-197) also reported in the press release dated November 6, 2002. This new intersection is associated with a quartz vein running along the axis of the core and containing chlorite, pyrite, chalcopyrite and fine bands of native gold. Not far from this vein, the drill hole also returned a result of 2.4 g Au/t over 4.3 m in association with a sheared and pyrite mineralized mafic dyke. These gold intersections are situated approximately 150 meters to the east of the Pari showing.

The highlights of the program appear below. A location map and a longitudinal section are attached to this press release. If you did not receive them, you can download them with this press release from the Cambior website, www.cambior.com, or you can request them by contacting us at the numbers indicated at the end of this release.

Depth
Zone	Hold	From (m)	To (m)	Intersected length(1) (m)	Assay (g Au/t)
32	LGS02-205 (L17+48E/3+67S)	160.6 256.0	165.0 257.3	4.4 1.3	1.4 5.9
32	LGS02-206 (L20+00E/0+30N)	No significant results
New structure	LGS01-175 ext (L23+00E/0+50S)	444.5 449.0	446.0 452.0	1.5 3.0	16.7 12.9
30	LGS02-207	183.2	185.4	2.2	35.7
	(L24+30E/2+00N)			(0.5 m est. thickness)
		194.0	198.3	4.3	2.4

(1)
Unless otherwise indicated, drilling intersected the zones at steep angles, representing nearly true thicknesses.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

NEW DRILLING PROGRAM

A new 2,000-meter drilling program will be undertaken during the first half of 2003 to continue drilling in the area of the new gold structure identified by the last work completed and to continue to explore the Zone 32 gold-bearing corridor, as well as Zone 30 and the eastern extension of the Pari showing. Cambior is the project manager.

The follow up to the June drilling program was carried out by employees of Cambior, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Ms. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by Cambior for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, Cambior concluded a joint-venture option agreement whereby Cambior can acquire a 50% undivided interest in the La Grande Sud project by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of more than $10 million, debt free, and with approximately 29 million shares issued and outstanding. Virginia's shares trade on the Toronto Stock Exchange under the symbol "VIA". Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Caution concerning forward-looking statements

This press release contains certain "forward-looking statements", including, but not limited to, the statement regarding the new drilling program. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, those set forth in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-02

N
W
E
S
Radisson
Robert Bourassa
Power plant
Robert Bourassa reservoir
La Grande 3
Power plant
To Chisasibi
Baie James road
Zone 32
La Grande Sud
project
Trans-Taiga road
La Grande Sud
Volcano-sedimentary belt
Matagami
544km
Project location
0
5
10 km
Robert Bourassa reservoir
Plutonic rocks
(Duncan intrusions)
La Grande Sud volcano-sedimentary belt
(Yasinski group)
Pari Showing
207
Brèche
Showing
Ugo
Showing
Mico-Milan Showing
206
Zone 30
La Grande Sud
Tonalite
205
175ext
Zone 32
Route trans-Taiga
La Grande Sud Project
Local geology
0
0.5
1.0 km

Cambior Inc / Virginia Gold Mines Inc.

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Montreal, January 29, 2003

CAMBIOR CONCLUDES AN AGREEMENT FOR THE GÉMINI-TURGEON PROJECT

Cambior Inc. and Cancor Mines Inc. are pleased to announce that they have concluded an agreement which will allow Cambior to acquire 50% of Cancor's interest in the Gémini-Turgeon project. The Gémini-Turgeon project is situated in the Laberge and Casa-Bérardi townships, approximately 80 km north of La Sarre, Quebec, and 10 km south of Casa-Bérardi.

The property, with an area of 70 km2, mainly covers a large portion of a felsic volcanic formation that extends over more than 20 kilometers and has a high potential for precious and base metals. Work done by Cancor to date allowed the identification of a volcanogenic sulphide lense enriched in copper, zinc, gold and silver (Zone B), and significant gold occurrences (Zone A and Turgeon). Cancor's September 9, 2002 press release described the results of the latest drilling campaign on the project, including an intersection of 9.5 g Au/t over 6.0 meters in an area with very little exploration work completed. Cambior intends to place particular emphasis on exploration for massive sulfide deposits with significant gold content, similar to the gold-rich orebodies of the Bousquet-LaRonde area.

The main terms of the agreement are:

  •
  Cambior can acquire 50% of Cancor's interest in the project by spending Cdn $2.5 million on exploration over the next six years;

  •
  Cambior will manage the work;

  •
  Cancor will receive payments totaling Cdn $100,000 over the next six years;

  •
  A joint-venture company will be created once Cambior exercises its option and the terms of the joint venture will include a dilution clause;

  •
  If the interest of one of the parties is diluted to 15% or less, this interest will be automatically transformed into a Net Smelter Return (NSR) royalty of 1%, half of which will be redeemable for Cdn $500,000; and

  •
  The agreement is subject to regulatory approval.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Cancor Mines Inc. is a Canadian mining company listed on the TSX under the symbol KCR and is engaged in the exploration and development of large potential base metal properties in recognized mining camps. The acquisition and development of gold and polymetallic projects remains the cornerstone of the corporate strategy of Cancor. The participation of major partners is a significant pillar of this strategy. All of the company's press releases are available on its website at www.cancor.ca.

Caution concerning forward-looking statements

This press release contains certain "forward-looking statements", including, but not limited to, the statement regarding exploration work and the emphasis on looking for a certain type of deposit. Forward-

looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, those set forth in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

Sources: Cambior Inc. and Cancor Mines Inc.

For additional information, please contact:

Cambior Inc. Robert LaVallière Manager — Investor Relations Tel: (450) 677-2699 Fax: (450) 677- 3382 E-mail: info@cambior.com Internet: www.cambior.com PR-2003-03	Cancor Mines Inc. Kamil A. Khobzi President and Chairman of the Board Tel.: (514) 849-3013 Fax: (514) 849-9181 E-mail: khobzi@cancor.ca Internet: www.cancor.ca

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 30, 2003

All amounts are expressed in US dollars

CONSTRUCTION RELEASE ON THE ROSEBEL GOLD PROJECT

Cambior Inc. is pleased to announce that it has received all the necessary permits and subscribed to the political risk insurance required to officially begin the construction and development of the Rosebel gold project, located in Suriname. The political risk coverage will be underwritten by a syndicate of insurers including Export Development Canada (EDC).

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated: "Cambior is looking forward to collaborating with the Government of Suriname for the development of the project in accordance with the Company's commitments to the environment and the surrounding communities. We are currently following our established calendar and commercial production from the project is scheduled for the first quarter of 2004".

On Saturday, January 25, 2003, an official groundbreaking ceremony was held on the Rosebel property. Over 700 people were in attendance including the President of Suriname, His Excellency Ronald Venetiaan.

During 2003, Cambior will concentrate its efforts on the development of the Rosebel gold project at an estimated capital cost of $95 million. It is estimated that Rosebel will produce 270,000 ounces of gold in its first year of operation at a mine operating cost of $157 per ounce, boosting Cambior's gold production to over 700,000 ounces in 2004. Cambior has also posted the Environmental Impact Assessment (EIA) for the Rosebel project on its website at www.cambior.com. This EIA was prepared by Rescan Environmental Services from Vancouver.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding future commercial production, production targets and timetable, mine operating costs and capital expenditures. Forward-looking statements involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate nor can there be any guarantee given with respect to finalization of the financing documentation or compliance with the contemplated timetable for the Rosebel Project. Actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
February 4, 2003	By:	/s/ MARC DAGENAIS Marc Dagenais, Vice President, Legal Affairs and Corporate SecretaryMarc Dagenais

QuickLinks

PRESS RELEASE FOR IMMEDIATE RELEASE
TABLE 1 CAMBIOR PRODUCTION (unaudited)
TABLE 2 REVENUE PROTECTION PROGRAM AS OF DECEMBER 31, 2002 (unaudited)
PRESS RELEASE FOR IMMEDIATE RELEASE
DISCOVERY OF A NEW GOLD STRUCTURE ON THE LA GRANDE SUD PROJECT
JOINT PRESS RELEASE FOR IMMEDIATE RELEASE
CAMBIOR CONCLUDES AN AGREEMENT FOR THE GÉMINI-TURGEON PROJECT
PRESS RELEASE FOR IMMEDIATE RELEASE
CONSTRUCTION RELEASE ON THE ROSEBEL GOLD PROJECT
SIGNATURES